Exhibit 99.1

Sunlands Technology Group Announces Changes to Board of Directors

BEIJING, June 18, 2019 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education, today announced the appointment of Mr. Zheng Zhao to the Company’s Board of Directors (the “Board”) as an independent director, effective upon June 1, 2019. Mr. Zhao, who holds 15 years’ experience in capital markets, auditing, business development and strategic investment in the education industry, will also serve as a member on the Board’s audit committee, compensation committee and corporate governance and nominating committee.

Mr. Zhao is currently the special assistant to the president and general manager of New Oriental Industry Funds, where he leads the company’s strategic development, mergers and acquisitions and strategic collaboration efforts, as well as maintains domestic and international customer relations. Prior to that, Mr. Zhao was a senior auditor at Ernst & Young. Mr. Zhao holds a master’s degree in finance, and a bachelor’s degree in economics, both from Peking University’s School of Economics.

Mr. Zhao replaces Mr. Michael Minhong Yu, who submitted his resignation as the independent director of the Company due to personal reasons, effective upon June 1, 2019. Mr. Yu will continue to serve as a special consultant to the Company after he ceases to be an independent director.

Mr. Peng Ou, founder and chairman of the Board of the Company, commented, “We wish to thank Mr. Yu for his dedication and service to Sunlands and wish him the best in his future endeavors. We are also delighted to welcome Mr. Zhao to the Board, who brings a wealth of knowledge in strategic business development and project management along with a solid financial background rooted in auditing expertise. We look forward to his contributions and benefitting from his rich experience as we continue to bring our leading technology and educational content to China’s growing online post-secondary and professional education market.”

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands' corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Yingying Liu

IR Director

Tel: +86 18256912232

Email: ir@sunlands.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: sunlands@tpg-ir.com

Ross Warner

Tel: +86-10- 6508-0677

Email: sunlands@tpg-ir.com

SOURCE: Sunlands Technology Group